UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

PERFECT WORLD CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: May 19, 2008

Exhibit 99.1

PERFECT WORLD ANNOUNCES FIRST QUARTER 2008

UNAUDITED FINANCIAL RESULTS

(Beijing – May 19, 2008) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2008

First Quarter 2008 Highlights1

•	Total revenues were RMB303.2 million (USD43.2 million), an increase of 17.3% from 4Q07 and 247.8% from 1Q07

•	Gross profit was RMB265.6 million (USD37.9 million), an increase of 20.9% from 4Q07 and 290.9% from 1Q07

•	Operating profit was RMB161.6 million (USD23.0 million), an increase of 17.6% from 4Q07 and 285.1% from 1Q07

•	Net income was RMB158.4 million (USD22.6 million), an increase of 8.3% from 4Q07 and 295.8% from 1Q07

•

Basic and diluted earnings per ADS were RMB2.83(USD0.40) and RMB2.67 (USD0.38), respectively, as compared to basic and diluted earnings per ADS of RMB2.62 and RMB2.48, respectively, in 4Q07, and basic and diluted earnings per ADS of RMB1.27 and RMB0.82, respectively, in 1Q07

•	Aggregate average concurrent users (ACU) for games under operation were approximately 660,000, an increase of 5.8% from 4Q07 and 177.8% from 1Q07

•	Active paying customers (APC) for games under the item-based revenue model were approximately 1,701,000, an increase of 8.7% from 4Q07 and 144.7% from 1Q07

•	Average revenue per active paying customer (ARPU) for games under the item-based revenue model was RMB151, an increase of 7.0% from 4Q07 and 58.2% from 1Q07

•	Launched “Chi Bi” on January 25, 2008. “Chi Bi” is a free-to-play 3D online MMORPG using the item-based revenue model

[1]

The U.S. dollar (USD) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2008, which was RMB7.0120 to USD1.00. The percentages stated are calculated based on RMB.

•

Launched the Company’s first 3D online casual game, “Hot Dance Party,” in March, 2008 using the item-based revenue model. Since April 2008, the Company has offered this game to users free of charge for all in-game items in order to attract more users to play the game

•

Launched expansion packs for each of the Company’s MMORPGs, including “Lunar New Year Edition” for “Perfect World,” “Lunar New Year Edition” for “Legend of Marital Arts,” “Destiny by the Rubik’s Cube” for “Perfect World II,” “Fantasy Moon Palace” for “Zhu Xian,” and “Zi Long’s Spear” for “Chi Bi”

•	Launched “Perfect Festival,” a marketing campaign that included many interactive online and offline activities

•

Upgraded customer service system by installing Avaya call center hardware system and Elite call center solution software to improve the Company’s customer service capabilities, which were activated on January 5, 2008

•	Entered into new overseas licensing agreements with Cubinet Interactive(s) Pte Ltd. to license “Legend of Martial Arts” in Vietnam and “Zhu Xian” in Vietnam, Thailand, Malaysia and Singapore

•	Launched “Perfect World II” in Thailand through Cubinet Interactive Sdn Bhd. in January 2008

•	Launched “Legend of Martial Arts” in Japan through C&C Media Co., Ltd. in February 2008

•	Launched “Legend of Martial Arts” in Malaysia and Singapore through Cubinet Interactive(s) Pte Ltd. in March 2008

•

Entered into agreements for the purchase of office premises with an area of approximately 55,000 square meters in Chaoyang District of Beijing in March 2008. The aggregate purchase consideration was approximately RMB700 million and the Company has used its existing cash to pay approximately RMB580 million as of May 19, 2008, with most of the remaining consideration expected to be paid by using the Company’s existing cash in the second quarter of 2008. The newly purchased premises will be used as the Company’s principal executive offices to meet the demand arising from its recent business expansion and headcount increase. The Company will acquire the premises after completing relevant real estate registration procedures

“I am very pleased by our first quarter results which are mainly attributed to the effective execution of our core strategies,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “We successfully launched open beta testing for ‘Chi Bi’ and ‘Hot Dance Party’ and continued to develop a sustainable pipeline with four new games under development, including ‘Pocketpet Journey West.’ I believe our ability to maintain user interest in our existing games and expand and diversify our game portfolio has become one of the key aspects of our growth. In terms of overseas development, we signed several new licensing agreements in the past quarter as a result of our continued efforts to expand internationally and further enhance product features. Furthermore, pursuing partnerships and alliances has always been one of our primary growth strategies, and we are happy to report that, in April 2008, we made a strategic investment in Chengdu Seasky Digital Entertainment Co., Ltd. (‘Seasky’), which is a strong online game development company in Chengdu, China. Seasky’s strong research and development capabilities and solid future potential should make it a great partner for us.

Looking forward, we will continue to execute our primary growth strategies which are based on further developing our platform, improving customer services and extending our reach and our brand globally. We are in the process of developing four new MMORPGs, including a 3D MMORPG named ‘Pocketpet Journey West,’ developed based on ‘Journey to the West,’ one of the four classical novels of Chinese literature. Additionally, we plan to integrate existing resources, including game development, sales and marketing and a diverse game portfolio to build a strong platform and expand our proprietary game development technology to overseas markets. I believe our extensive knowledge and experience in the domestic market, powerful technology capabilities and high quality service that already matches global standards will help us continue to grow and become one of the global leaders in the online game industry.”

First Quarter 2008 Financial Results

Total Revenues

Total revenues were RMB303.2 million (USD43.2 million) in 1Q08, an increase of 17.3%, or RMB44.8 million, from RMB258.4 million in 4Q07 and an increase of 247.8%, or RMB216.0 million, from RMB87.2 million in 1Q07.

Online game operation revenues were RMB264.5 million (USD37.7 million) in 1Q08, an increase of 14.9%, or RMB34.3 million, from RMB230.2 million in 4Q07 and an increase of 245.4%, or RMB187.9 million, from RMB76.6 million in 1Q07. The sequential increase in online game operation revenues primarily resulted from the successful launch of Chi Bi, expansion packs for the Company’s existing MMORPGs and the successful implementation of the “Perfect Festival” marketing campaign.

The ACU was approximately 660,000 in 1Q08, an increase of 5.8%, or 36,000, from 624,000 in 4Q07 and an increase of 177.8%, or 423,000, from 237,000 in 1Q07. The ARPU for games under the item-based revenue model was RMB151 in 1Q08, an increase of 7.0%, or RMB10, from RMB141 in 4Q07 and an increase of 58.2%, or RMB56, from RMB95 in 1Q07. The APC for games under the item-based revenue model was approximately 1,701,000 in 1Q08, an increase of 8.7%, or 136,000, from 1,565,000 in 4Q07 and an increase of 144.7%, or 1,006,000, from 695,000 in 1Q07.

Overseas licensing revenues were RMB38.7 million (USD5.5 million) in 1Q08, an increase of 37.2%, or RMB10.5 million, from RMB28.2 million in 4Q07 and an increase of 265.6%, or RMB28.1 million, from RMB10.6 million in 1Q07. The sequential increase in overseas licensing revenues was mainly due to the recognition of one-time initial license fees in relation to licensing agreements with C&C Media Co., Ltd. in Japan and Cubinet Interactive(s) Pte Ltd. in Malaysia and Singapore for “Legend of Marital Arts” and an increase in usage-based royalty fees from the Taiwan and Japan markets.

Cost of Revenues

The cost of revenues was RMB37.5 million (USD5.4 million) in 1Q08, a decrease of 2.8%, or RMB1.1 million, from RMB38.6 million in 4Q07 and an increase of 95.6%, or RMB18.3 million, from RMB19.2 million in 1Q07. The decrease from 4Q07 was mainly due to a reduction in Internet Data Center, or IDC, costs, and was partially offset by an increase in staff costs, server depreciation expenses and VAT and other related taxes.

Gross Profit and Gross Margin

Gross profit was RMB265.6 million (USD37.9 million) in 1Q08, an increase of 20.9%, or RMB45.8 million, from RMB219.8 million in 4Q07, and an increase of 290.9%, or RMB197.6 million, from RMB68.0 million in 1Q07. Gross margin was 87.6% in 1Q08, which increased from 85.1% in 4Q07 and 78.0% in 1Q07. The sequential improvement in gross margin was mainly due to a higher level of economies of scale generated from rapid revenue growth, a reduction in IDC costs and an increase in overseas licensing revenues, which have a higher gross margin.

Operating Expenses

Operating expenses were RMB104.0 million (USD14.8 million) in 1Q08, an increase of 26.3%, or RMB21.6 million, from RMB82.4 million in 4Q07, and an increase of 300.2%, or RMB78.0 million, from RMB26.0 million in 1Q07. The sequential increase in operating expenses was mainly attributed to higher R&D expenses, sales and marketing expenses and general and administrative expenses.

R&D expenses increased by 3.0%, or RMB0.7 million, from RMB22.7 million in 4Q07 to RMB23.4 million (USD3.3 million) in 1Q08. This was primarily due to an increase in share-based compensation expenses, and was partially offset by a decrease in staff costs because a special year-end bonus was accrued in R&D expenses in 4Q07.

Sales and marketing expenses increased by 36.5%, or RMB16.3 million, from RMB44.4 million in 4Q07 to RMB60.7 million (USD8.7 million) in 1Q08. This was largely due to an increase in advertising and promotional expenses associated with the launch of “Chi Bi” and “Hot Dance Party.”

General and administrative expenses increased by 31.1%, or RMB4.7 million, from RMB15.2 million in 4Q07 to RMB19.9 million (USD2.8 million) in 1Q08. This was primarily due to an increase in professional fees, share-based compensation expenses and website domain name acquisition expenses, and was partially offset by a decrease in staff costs because a special year-end bonus was accrued in general and administrative expenses in 4Q07.

Operating Profit

Operating profit was RMB161.6 million (USD23.0 million) in 1Q08, an increase of 17.6%, or RMB24.2 million, from RMB137.4 million in 4Q07, and an increase of 285.1%, or RMB119.6 million, from RMB42.0 million in 1Q07.

Total Other Income

Total other income was RMB2.4 million (USD0.3 million) in 1Q08, a decrease of 81.6%, or RMB10.7 million, from RMB13.1 million in 4Q07, and a substantial increase of RMB2.3 million, from RMB0.1 million in 1Q07. The decrease from 4Q07 was primarily due to an increase in realized foreign exchange loss of approximately RMB4.5 million, and a decrease in government grant subsidy income of approximately RMB4.5 million, and a decrease in interest income of approximately RMB2.5 million.

Income Tax Expense

Income tax expense was RMB5.6 million (USD0.8 million) in 1Q08, an increase of 32.4%, or RMB1.3 million, from RMB4.3 million in 4Q07 and an increase of 175.6%, or RMB3.6 million, from RMB2.0 million in 1Q07. Income tax expense represents withholding income tax for overseas licensing revenues. The sequential increase was mainly due to the increase in overseas licensing revenues in 1Q08.

Net Income

Net income was RMB158.4 million (USD22.6 million) in 1Q08, an increase of 8.3%, or RMB12.2 million, from RMB146.2 million in 4Q07, and an increase of 295.8%, or RMB118.4 million, from RMB40.0 million in 1Q07. Basic and diluted earnings per ADS were RMB2.83 (USD0.40) and RMB2.67 (USD0.38), respectively, in 1Q08, as compared to basic and diluted earnings per ADS of RMB2.62 and RMB2.48, respectively, in 4Q07, and basic and diluted earnings per ADS of RMB1.27 and RMB0.82, respectively, in 1Q07.

Cash and Cash Equivalents

As of March 31, 2008, the Company had RMB1.6 billion (USD226.5 million) of cash and cash equivalents, an increase of 6.2%, or RMB 92.0 million, from RMB1.5 billion as of December 31, 2007. The sequential increase was mainly due to net cash inflow generated from the Company’s online game operations and overseas licensing, partially offset by the payments of consideration for the acquisition of the new office premises.

Recent Developments

Launched Official Website for “Pocketpet Journey West”

The Company unveiled the official website of “Pocketpet Journey West,” the Company’s newest 3D MMORPG based on “Journey to the West,” one of the four great classic novels of Chinese literature, in April 2008.

Entered into New Overseas Licensing Agreements with Soft-World International Corp. for Zhu Xian

On April 5, 2008, the Company announced that it had entered into new overseas licensing agreements with Soft-World International Corp. to license the Company’s “Zhu Xian” in Taiwan.

Entered into New Overseas Licensing Agreements with C&C Media Co., Ltd. for Zhu Xian

On April 5, 2008, the Company announced that it had entered into new overseas licensing agreements with C&C Media Co., Ltd. to license the Company’s “Zhu Xian” in Japan.

Established U.S. Subsidiary

In April, 2008, the Company established Perfect World Entertainment Inc, or PW USA, a Delaware corporation and its wholly owned subsidiary, to capture potential business opportunities in North America. PW USA is expected to primarily focus on solidifying the Company’s international expansion strategy.

Made a Strategic Investment in Chengdu Seasky Digital Entertainment Co., Ltd.

In April 2008, the Company entered into a capital increase and share transfer agreement with Chengdu Seasky Digital Entertainment Co., Ltd., or Chengdu Seasky, and its equity holders, to acquire a 20% equity interest in Chengdu Seasky for consideration of US$3.0 million in cash. Chengdu Seasky is principally engaged in the design and development of online games in China. The investment will be accounted for under the equity method.

Appointed Mr. Robert Xiao as the Company’s Vice President of Human Resources

Mr. Robert Xiao joined Perfect World as Vice President of Human Resources on May 1, 2008. Mr. Xiao will be responsible for setting the Company’s overall human resources strategy, and overseeing human resources processes and tools, recruiting and training, leadership and talent development, performance management, and overall branding in the employment market. Prior to joining Perfect World, Mr. Xiao was the director of talent management at Dell Greater China. Prior to Dell, he also worked in human resources at Philips, Cisco and Motorola. Mr. Xiao received a Bachelor’s degree in physics from Tsinghua University in Beijing, China. He received both a Master’s and a Ph.D. degree in engineering from the University of Southern California in the U.S.

Mr. Xiao will lead initiatives to further strengthen the Company’s human resources management system, functions and capacity.

Special Announcement

The Company has suspended its game services since May 19, and will resume on May 22, in response to the announcement made by the State Council of the People’s Republic of China on May 18, for the three-day national mourning for earthquake victims.

Business Outlook

Based on the Company’s current operations, total revenues for the second quarter of 2008 are expected to be between RMB303 million and RMB318 million. This represents an increase of 0%–5% on a sequential basis and reflects the impact of suspending game services in response to the three-day national mourning for earthquake victims and the earthquake’s impact on the Company’s operation in Sichuan. In addition, the Company has incurred and expects to continue to incur additional operating expenses in the second quarter of 2008, including increase in R&D expenses in connection with Beijing and Shanghai operations and other operating expenses in connection with the new U.S. Subsidiary, which will reduce operating margin and net margin for the second quarter.

Conference Call

Perfect World will host a conference call and live webcast at 8:00 a.m. Eastern Daylight Time (EDT) (8:00 p.m., Beijing time) on Monday, May 19, 2008.

The dial-in details for the live conference call are as follows:

•	U.S. toll free number: +1-866-713-8563

•	International dial-in number: +1-617-597-5311

•	China toll free number: 10-800-130-0399

Passcode: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Daylight Time, May 27, 2008.

The dial-in details for the replay are as follows:

•	U.S. toll free number: +1-888-286-8010

•	International dial-in number: +1-617-801-6888

Passcode: 66682483

About Perfect World Co., Ltd. (www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator in China. Perfect World primarily develops three-dimensional (“3D”) online games based on the proprietary Angelica 3D game engine and game development platform. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games that are designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed online games includes 3D massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” and “Chi Bi;” and a 3D online casual game: “Hot Dance Party.” While most revenues are generated in China, the Company’s games have been licensed to leading game operators in more than ten countries and regions. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, and changes of the regulatory environment in China. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of May 19, 2008, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Peter Homstad

Tel: +1-480-614-3026

Fax: +1-480-614-3033

Email: phomstad@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com

Perfect World Co., Ltd.

Consolidated Balance Sheets

	Audited	Unaudited	Unaudited
	December 31,	March 31,	March 31,
	2007	2008	2008
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,496,032,993	1,588,055,501	226,476,826
Accounts receivable	16,796,527	17,426,843	2,485,289
Prepayments and other assets	22,112,949	24,144,632	3,443,330
Deferred tax assets	731,142	648,684	92,511

Total current assets	1,535,673,611	1,630,275,660	232,497,956

Non current assets
Property, equipment, and software, net	107,331,206	145,046,059	20,685,405
Intangible assets, net	1,723,048	1,468,769	209,465
Prepayments and other assets	20,283,302	138,134,419	19,699,717
Deferred tax assets	730,180	772,628	110,187

Total assets	1,665,741,347	1,915,697,535	273,202,730

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	23,464,378	28,649,042	4,085,716
Advances from customers	49,672,384	115,900,295	16,528,850
Salary and welfare payable	30,901,115	16,908,651	2,411,390
Taxes payable	13,374,892	16,108,381	2,297,259
Accrued expenses and other liabilities	14,175,638	20,118,469	2,869,148
Deferred revenues	123,310,935	166,127,927	23,691,946
Deferred government grants	1,100,000	1,100,000	156,874

Total current liabilities	255,999,342	364,912,765	52,041,183
Deferred revenues	19,365,787	20,975,955	2,991,437

Total liabilities	275,365,129	385,888,720	55,032,620

Commitments
Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 91,309,730 Class A ordinary shares and 187,975,990 Class B ordinary shares issued and outstanding as of December 31, 2007; 81,235,480 Class A ordinary shares and 202,753,790 Class B ordinary shares issued and outstanding as of March 31, 2008)	221,081	222,024	31,663
Additional paid-in capital	1,124,169,036	1,133,025,144	161,583,734
Statutory reserves	29,919,175	29,919,175	4,266,853
Accumulated other comprehensive loss	(31,771,062)	(59,549,104)	(8,492,456)
Retained earnings	267,837,988	426,191,576	60,780,316

Total Shareholders’ Equity	1,390,376,218	1,529,808,815	218,170,110

Total Liabilities and Shareholders’ Equity	1,665,741,347	1,915,697,535	273,202,730

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2007	2007	2008	2008
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	76,574,669	230,194,222	264,480,379	37,718,251
Overseas licensing revenues	10,579,243	28,200,883	38,680,078	5,516,269

Total Revenues	87,153,912	258,395,105	303,160,457	43,234,520
Cost of revenues	(19,195,954)	(38,618,961)	(37,541,866)	(5,353,946)

Gross profit	67,957,958	219,776,144	265,618,591	37,880,574
Operating expenses
Research and development expenses	(6,951,062)	(22,725,718)	(23,418,800)	(3,339,817)
Sales and marketing expenses	(15,308,116)	(44,438,673)	(60,666,589)	(8,651,824)
General and administrative expenses	(3,736,933)	(15,215,509)	(19,943,688)	(2,844,222)

Total operating expenses	(25,996,111)	(82,379,900)	(104,029,077)	(14,835,863)

Operating profit	41,961,847	137,396,244	161,589,514	23,044,711

Other income/(expenses)
Interest income	453,357	14,156,626	11,647,866	1,661,133
Others, net	(354,726)	(1,053,932)	(9,236,970)	(1,317,309)

Total other income	98,631	13,102,694	2,410,896	343,824

Profit before tax	42,060,478	150,498,938	164,000,410	23,388,535
Income tax expense	(2,048,626)	(4,265,466)	(5,646,822)	(805,308)

Net Profit	40,011,852	146,233,472	158,353,588	22,583,227

Cumulative unearned dividends of Series A Preferred Share	(766,499)	—	—	—

Net profit attributable to ordinary shareholders	39,245,353	146,233,472	158,353,588	22,583,227

Net earnings per share, basic	0.25	0.52	0.57	0.08
Net earnings per share, diluted	0.16	0.50	0.53	0.08
Net earnings per ADS, basic	1.27	2.62	2.83	0.40
Net earnings per ADS, diluted	0.82	2.48	2.67	0.38

Shares used in calculating basic net earnings per share	154,285,720	279,285,720	279,610,748	279,610,748

Shares used in calculating diluted net earnings per share	242,951,028	294,945,237	296,103,511	296,103,511

Total share-based compensation cost included in:
Cost of revenues	(26,949)	(38,209)	(388,707)	(55,435)
Research and development expenses	(278,151)	(679,745)	(2,840,305)	(405,063)
Sales and marketing expenses	(35,759)	(324,124)	(729,651)	(104,057)
General and administrative expenses	(158,170)	(2,995,652)	(3,956,386)	(564,231)

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Cash Flows

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2007	2007	2008	2008
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net profit	40,011,852	146,233,472	158,353,588	22,583,227
Adjustments for:
Share-based compensation cost	499,029	4,037,730	7,915,049	1,128,786
Depreciation and amortization expense	1,006,078	2,875,270	4,304,116	613,821
Exchange loss	347,322	5,812,374	10,345,689	1,475,426
Changes in assets and liabilities:
Accounts receivable	(831,744)	2,036,676	(1,268,558)	(180,912)
Current prepayments and other assets	285,853	(2,592,287)	(2,070,147)	(295,229)
Deferred tax assets	(753,572)	(11,235)	(26,987)	(3,849)
Due to related parties	(126,900)	—	—	—
Non-current prepayments and other assets	(28,126)	11,439	(1,589,347)	(226,661)
Accounts payable	(2,387,548)	3,936,603	13,281,828	1,894,157
Advances from customers	5,470,766	(10,869,452)	66,227,911	9,444,939
Salary and welfare payable	(4,410,214)	15,480,337	(13,992,464)	(1,995,503)
Taxes payable	(613,175)	(688,092)	2,733,489	389,830
Accrued expenses and other liabilities	(3,256,539)	4,231,479	6,410,124	914,165
Deferred revenues	27,563,222	34,112,590	45,138,179	6,437,276
Deferred government grants	—	(1,400,000)	—	—

Net cash provided by operating activities	62,776,304	203,206,904	295,762,470	42,179,473

Cash flows from investing activities:
Purchase of property, equipment and software	(4,649,663)	(83,979,972)	(166,168,554)	(23,697,740)

Net cash used in investing activities	(4,649,663)	(83,979,972)	(166,168,554)	(23,697,740)

Cash flows from financing activities:
Payments made by shareholders for Shareholders’ receivables	126,808	—	—	—
Proceeds from IPO, net of issuance costs	—	(8,105,195)	—	—
Exercise of share options	—	—	790,616	112,752

Net cash provided by / (used in) financing activities	126,808	(8,105,195)	790,616	112,752

Effect of exchange rate changes on cash and cash equivalents	(347,322)	(28,657,671)	(38,362,024)	(5,470,910)

Net increase in cash	57,906,127	82,464,066	92,022,508	13,123,575

Cash and cash equivalents, beginning of the period	101,356,892	1,413,568,927	1,496,032,993	213,353,251

Cash and cash equivalents, end of the period	159,263,019	1,496,032,993	1,588,055,501	226,476,826

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	(1,412,029)	(4,290,112)	(5,508,722)	(785,614)